

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2020

Fabian Monaco
President and Director
Wolverine Partners Corp.
77 King Street West, Suite 400
Toronto-Dominion Centre
Toronto, ON M5K 0A1 Canada

> **Re: Wolverine Partners Corp.**
> **Amendment No. 2 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted August 12, 2020**
> **CIK No. 0001810254**

Dear Mr. Monaco:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular

Dilution, page 37

1.   Please refer to prior comment 7. In your discussion of the "material disparity" between the share price in this offering and the effective cash cost per share to existing shareholders, please present both amounts in US dollars using per share amounts in the table on page 36. Also, include the key assumptions discussed on page 37 of the prior filing in your revised presentation.

Security Ownership of Management and Certain Securityholders, page 69

2. We note your revisions in response to prior comment 14. Please further revise this section to:
   - include disclosure pursuant to Item 12 of Form 1-A for each class of voting securities, including exchangeable units;
   - disclose the number of each class of securities outstanding as of a recent date;
   - include in the table all securities beneficially owned by directors and executive officers, individually naming each director or executive officer, or any other security holder who beneficially owns more than 10% of any class of voting securities. Refer to Item 12(a) of Form 1-A and Exchange Act Rule 13d-3. In this regard, we note your disclosure on page 63 regarding the ownership of Mayde, Inc. by your director, Rami Reda; and
   - disclose the natural person or person(s) with voting and investment control over the securities held by Mayde, Inc.
   Please also include disclosure in the Summary as well as a separately captioned Risk Factor highlighting and quantifying the percentage of voting power held by affiliates.

Notes to Consolidated Financial Statements
Note 5. Acquisition of Assets, page 99

3. Please refer to prior comment 17. Please explain your basis for determining the fair value allocated to loans and interest receivable of $7,658,683, when these loans had been forgiven by Wolverine.

Note 21. Share Capital
Exchangeable Units, page 112

4. Please expand this disclosure to provide the information provided in your response to prior comment 18, particularly the allocation of total consideration to "know-how" possessed by the shareholders, Mike Hermiz and Rami Reda. In addition, explain how you expect to utilize this "know-how" in your future business activities.

Note 23. Non-Controlling Interest, page 114

5. Please refer to prior comment 19. Please reconcile all "total" amounts in this table to your consolidated financial statements. Also, explain why balance sheet amounts for Spartan Holdings LLC have not been presented and why its net loss attributable to NCI as a percentage of the total net loss, which you disclose is 48.8%, does not compute to $12,290,255. In addition, explain how this NCI relates to your acquisitions of Terra and Mayde and describe the parties that hold these ownership interests. Confirm as applicable that Spartan Holdings LLC represents Spartan Partners Holdings LLC as discussed on page 112. Revise your disclosures accordingly.

Exhibits

6. Please file a currently dated consent from the independent accountant pursuant to Item 11 of Form 1A.

General

7. We note your revisions in response to comment 21. Please revise your offering circular to highlight the indemnification provision in Section 7 of the Subscription Agreement in more detail and explain how the provision applies to investors. Also, please include risk factor disclosure that highlights the indemnification provision.

8. We note your response to prior comment 22. Please revise your offering document to clearly and prominently disclose that Section 9 of the Subscription Agreement limits an investor's ability to file suit against the Company. Please disclose whether this provision applies to claims made under the federal securities laws, describe any risks to investors associated with it and any uncertainty as to such provision's enforceability.

You may contact Franklin Wyman at 202-551-3660 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Frank Borger Gilligan